Exhibit 12(b)

FLORIDA POWER & LIGHT COMPANY
COMPUTATION OF RATIOS

	Three Months Ended March 31, 2003
	(millions of dollars)

RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:	
Net income	$ 139
Income taxes	74
Fixed charges, as below	42
Total earnings, as defined	$ 255
Fixed charges, as defined:	
Interest charges	$ 38
Rental interest factor	2
Fixed charges included in nuclear fuel cost	1
Capitalized interest	1
Total fixed charges, as defined	$ 42
Ratio of earnings to fixed charges	6.07

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Earnings, as defined:	
Net income	$ 139
Income taxes	74
Fixed charges, as below	42
Total earnings, as defined	$ 255
Fixed charges, as defined:	
Interest charges	$ 38
Rental interest factor	2
Fixed charges included in nuclear fuel cost	1
Capitalized interest	1
Total fixed charges, as defined	42
Non-tax deductible preferred stock dividends	4
Ratio of income before income taxes to net income	1.53
Preferred stock dividends before income taxes	6
Combined fixed charges and preferred stock dividends	$ 48
Ratio of earnings to combined fixed charges and preferred stock dividends	5.31